PHOENIX PALM PRODUCTIONS

Financial Statement for the Period Ending June 21st, 2021

Phoenix Palm Productions LLC
Financial Statements for the Period of May 13th, 2021 (inception) to June 21st, 2021

Table of Contents

Phoenix Palm Productions LLC
Phoenix, Arizona

Balance Sheet
June 21st 2021

LIABILITIES AND MEMBERS' EQUITY

Members' Equity

      Members' Contribution $0

Total Members' Equity $ -

Total Liabilities and Members' Equity $ -

Phoenix Palm Productions LLC
Phoenix, Arizona

Income Statement
For the Period of May 13th, 2021 (inception) to June 21st, 2021

<u>Operating Expenses</u>
- $0

_____TOTAL EXPENSE: $0

<u>Net Income from Operations</u> $0

<u>Net Income</u> $0

Internally Generated

Phoenix Palm Productions LLC
Phoenix, Arizona

Statement of Cash Flows
For the Period of May 13th, 2021 (inception) to June 21st, 2021

<u>Cash Flows from Operating Activities</u>

_____Net Income (loss) for the Period $0
        Net Cash Flows from Operating Activities $0

<u>Cash Flows from Financing Activities</u>
_____Members' Contributions $0
        Net Cash Flows from Financing Activities $0

<u>Cash at Beginning of Period</u> $0

<u>Net Increase (Decrease) in Cash</u> $0

<u>Cash at End of Period</u> $0

Internally Generated

Phoenix Palm Productions LLC
Phoenix, Arizona

Statement of Changes in Members' Equity
For the Period of May 13th, 2021 (inception) to June 21st, 2021

	Members' Contributions	Retained Earnings	Total Members' Equity
Balance at May 13, 2021	$0	$0	$0
Members' Contributions	$0	$0	$0
Net Income	$0	$0	$0
Balance at June 21, 2021	$0	$0	$0

Internally Generated

Phoenix Palm Productions LLC
Phoenix, Arizona
Notes to the Final Statement
For the Period of May 13th, 2021 (inception) to June 21st, 2021

1. Summary of Significant Accounting Policies

The Company
Phoenix Palm Productions LLC (the "Company) was formed in the State of Arizona on May 13, 2021. The Company is headquartered in Mesa, Arizona.

The Company is committed to producing the gesture length film titled *Forever Home*.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of June 21st, 2021, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations

Inventory
As of May 29, 2020, there is no current inventory.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Intangible Assets
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Phoenix Palm Productions LLC
Phoenix, Arizona
Notes to the Final Statement
For the Period of May 13th, 2021 (inception) to June 21st, 2021

1. Summary of Significant Accounting Policies (Continued)

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2: Include other inputs that are directly or indirectly observable in the marketplace.

Level 3: Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Phoenix Palm Productions LLC
Phoenix, Arizona
Notes to the Final Statement
For the Period of May 13th, 2021 (inception) to June 21st, 2021

<u>1. Summary of Significant Accounting Policies (Continued)</u>

Income Taxes
The Company has elected to be treated as a partnership for federal income tax purposes. The Company's earnings are included in the partners' personal income tax returns and taxed depending on their personal tax situations. Accordingly, no provision has been made in the financial statements for income taxes.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation are expensed as incurred.

New Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

Phoenix Palm Productions LLC
Phoenix, Arizona
Notes to the Final Statement
For the Period of May 13th, 2021 (inception) to June 21st, 2021

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. Subsequent Events

The Company has evaluated subsequent events through June 21, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.